Exhibit 4.2

BROOKFIELD REAL ESTATE INCOME TRUST INC.

INDEPENDENT DIRECTOR COMPENSATION POLICY

Effective Date

On November 2, 2021, the Board of Directors (the “Board”) of Brookfield Real Estate Income Trust Inc. (the “Company”) adopted this Independent Director Compensation Policy (the “Plan”), to be effective as November 2, 2021. Amendments to the Plan were approved on March 21, 2022 to provide that the annual grant of Class E shares of restricted stock shall occur on the last business day of the first quarter of each year and that the Class E shares of restricted stock granted hereunder shall immediately vest in the event that the Company fails to renominate an independent director to the Board. The Plan was further amended on March 7, 2023 to provide that the annual grant of Class E shares of restricted stock shall occur on the first business day of the second quarter of each year. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in Brookfield Real Estate Income Trust Inc. Independent Director Restricted Stock Award Agreement (the “Award Agreement”) in substantially the form attached hereto as Exhibit A.

Eligibility

This policy shall apply to directors of the Company who meet the requirements set forth for an “independent director” in the Company’s Charter.

Compensation

The following shall remain in effect until changed by the Board (collectively, the “Compensation”):

Annual Retainer:	$125,000
Audit Committee Chair Annual Retainer:	$20,000

Payment Timing and Form

Fifty percent (50%) of the Independent Director’s applicable Compensation shall be paid quarterly in cash in arrears, taking into account any required proration as described below, as soon as possible following the end of the calendar quarter to which the Compensation relates, and fifty percent (50%) of the Independent Director’s applicable Compensation shall be paid in the form of restricted shares of Class E common stock of the Company (“Restricted Stock”).

Terms and Conditions of Restricted Stock

•	Restricted Stock shall be granted subject to the terms and conditions of the applicable Award Agreement.

•

The Restricted Stock shall be granted on the first business day of the second quarter of each fiscal year (or, if the person becomes an Independent Director after such date, the first business day following the effective date on which the person becomes an Independent Director) (in either case, a “Grant Date”). The number of shares of Restricted Stock granted shall be determined by (A) dividing fifty percent (50%) of the Independent Director’s applicable Compensation, taking into account any required proration as described below, by the NAV for the month immediately preceding the month in which the Grant Date occurs, and (B) rounding to the nearest whole number.

Brookfield Real Estate Income Trust Inc.	Independent Director Compensation Plan

•

Unless and until provided otherwise by the Board, the Restricted Stock granted pursuant to this Policy shall vest and become non-forfeitable on the one-year anniversary of the Grant Date, provided that the Independent Director is providing services to the Company as a director on such vesting date. Notwithstanding the foregoing vesting schedule, the shares of Restricted Stock shall become fully vested on the earlier occurrence of: (i) the termination of the Independent Director’s service as a director of the Company due to his or her death, Disability or the Company’s failure to renominate the Independent Director to the Board; or (ii) a Change in Control. If the Independent Director’s service as a director of the Company terminates other than as described in clause (i) of the foregoing sentence, then the Independent Director shall forfeit all of his or her right, title and interest in and to any unvested shares of Restricted Stock as of the date of such termination from the Board and such Restricted Stock shall be reconveyed to the Company without further consideration or any act or action by the Independent Director.

Proration

If an Independent Director becomes an Independent Director subsequent to the first quarter of the year, then his or her Compensation shall be prorated based on the number of calendar quarters remaining for the Independent Director to serve on the Board during the twelve-month period following the date of the most recently held Annual Meeting.

Exhibit A

RESTRICTED STOCK AWARD AGREEMENT

THIS AGREEMENT (the “Agreement”), is made effective as of the [     ] day of [    ], 20[    ], (the “Date of Grant”), between Brookfield Real Estate Income Trust Inc. a Maryland corporation (the “Company”), and [                ] (the “Participant”):

R E C I T A L S:

WHEREAS, the Board has determined that it would be in the best interests of the Company and its shareholders to grant the restricted stock award provided for herein (the “Restricted Stock Award”) to the Participant pursuant to the terms set forth herein.

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:

1. Definitions. The following definitions shall be applicable throughout the Agreement:

(a) “Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Board” means the Board of Directors of the Company.

(c) “Change in Control” shall mean the occurrence of any of the following events:

(i)

any Person or Group, other than a Permitted Holder, is or becomes the “beneficial owner” (as defined in rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly of more than 30% of the total voting power of the voting stock of the Company (or any entity which controls the Company) within a 12-month period, including by way of merger, consolidation, tender or exchange offer, or otherwise;

(ii)

a reorganization, recapitalization, merger or consolidation (a “Corporate Transaction”) involving the Company, unless securities representing 70% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company or the corporation resulting from such Corporate Transaction (or the parent of such corporation) are held subsequent to such transaction by the Person or Persons who were the “beneficial owners” of the outstanding voting securities entitled to vote generally in the election of directors of the Company immediately prior to such Corporate Transaction, in substantially the same proportions as their ownership immediately prior to such Corporate Transaction;

(iii)	the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any Person or Group other than the Permitted Holders; or

(iv)

during any period of 12 months, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then in office.

For the avoidance of doubt, if the Permitted Holder remains the majority owner of the total voting power of the voting stock of the Company, then there shall not be a Change in Control for purposes of this Restricted Stock Award.

(d) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto.

(e) “Disability” shall have the meaning of such term as set forth in Section 409A of the Code. The Disability determination shall be in the sole discretion of the Board.

(f) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto.

(g) “Group” shall mean “group,” as such term is used for purposes of Section 13(d) or 14(d) of the Exchange Act.

(h) “Permitted Holder” means any of the following: (i) the Company, Brookfield Asset Management Inc. or any of their respective Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(i) “Person” means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(j) “Shares” means shares of the Company’s Class E common stock.

2. Grant of the Restricted Shares. Subject to the terms and conditions set forth in this Agreement, the Company hereby grants to the Participant a Restricted Stock Award consisting of Shares (hereinafter called the “Restricted Shares”). The Restricted Shares shall vest and become nonforfeitable in accordance with Section 3 hereof.

3. Vesting.

(a) Subject to the Participant’s continued service on the board of directors of the Company (“Board Service”), the Restricted Shares shall vest and become non-forfeitable with respect to 100% of the Restricted Shares on [     ] [    ], 20[    ]. Notwithstanding the foregoing, in the event the Participant’s Board Service ends due to (i) the Participant’s death or Disability or (ii) the Company’s failure to renominate an independent director to the Board, then the Restricted Shares shall be deemed to fully vest on the date of such death or Disability, or, in the case of clause (ii), the date of the applicable shareholders meeting, as applicable.

(b) If the Participant’s Board Service with the Company ends for any reason other than the reasons set forth in 3(a) above, the Restricted Shares, to the extent not previously vested, shall be forfeited by the Participant without consideration.

(c) Notwithstanding any other provision of this Agreement to the contrary, in the event of a Change in Control, the Restricted Shares shall, to the extent not then vested and not previously forfeited, immediately become fully vested.

4. Book Entry Ownership. The Company shall recognize the Participant’s ownership of the Restricted Shares through uncertificated book entry. To the extent required by the Company, the Participant shall deliver to the Company a stock power, duly endorsed in blank, relating to the Restricted Shares that have not previously vested.

5. Rights as a Shareholder. The Participant shall be the record owner of the Restricted Shares until or unless such Restricted Shares are forfeited pursuant to Section 3 hereof, and as record owner shall be entitled to all rights of a common shareholder of the Company, including, without limitation, voting and dividend rights with respect to the Restricted Shares; provided that the Restricted Shares that have not previously vested shall be subject to the limitations on transfer and encumbrance set forth in Section 8.

6. Notations. To the extent applicable, all book entries representing the vested Restricted Shares shall be subject to the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Restricted Shares are listed, and any applicable Federal or state laws, and the Board may cause notations to be made next to the book entries to make appropriate reference to such restrictions.

7. No Right to Continued Board Service. The granting of the Restricted Shares evidenced by this Agreement shall impose no obligation on the Company or any Affiliate to continue the Board Service of the Participant and shall not lessen or affect the Company’s or its Affiliate’s right to terminate the Board Service of such Participant.

8. Transferability. The Restricted Shares may not, at any time prior to becoming vested pursuant to Section 3, be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

9. Taxes. The Participant may be required to pay to the Company or any Affiliate and the Company shall have the right and is hereby authorized to withhold, any applicable withholding taxes in respect of the Restricted Shares, their grant or vesting or any payment or transfer with respect to the Restricted Shares and to take such action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such withholding taxes. Upon issuance of the Restricted Shares hereunder, the Participant may make an election to be taxed upon such award under Section 83(b) of the Code (an “(83(b) Election”). To effect such 83(b) Election, the Participant may file an appropriate election with Internal Revenue Service within 30 days after award of the Restricted Shares and otherwise in accordance with applicable Treasury Regulations.

10. Securities Laws. Upon the vesting of any Restricted Shares, the Participant will make or enter into such written representations, warranties and agreements as the Board may reasonably request in order to comply with applicable securities laws or with this Agreement.

11. Notices. Any notice necessary under this Agreement shall be addressed to the Company in care of its Secretary at the principal executive office of the Company and to the Participant at the address appearing in the personnel records of the Company for such Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.

12. Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Maryland without regard to conflicts of laws.

13. Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signatures on next page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be effective as of the day and year first above written.

BROOKFIELD REAL ESTATE INCOME
TRUST INC.

Name:
Title:

PARTICIPANT